James Stafford

James Stafford

Chartered Accountants

Suite 300 – 555 West Georgia Street

Vancouver, British Columbia

Canada V6B 1Z6

Telephone +1 (604) 669 0711

Facsimile +1 (604) 669 0754

U.S. Securities and Exchange Commission

12 May 2005

Subject:

Alberta Star Development Corp.

Dear Sirs:

We consent to use of our report dated 2 February 2005, with respect to the financial statements of Alberta Star Development Ltd. included in this Annual Report on Form 20-F for the year ended 30 November 2004, filed with the U.S. Securities and Exchange Commission.

Yours truly,

“James Stafford”

James Stafford, Chartered Accountants

Vancouver, British Columbia

Canada

12 May 2005